Exhibit 4.10

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Skylight Health Group Inc. (the “Company”)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

2.	Date of Material Change

May 18, 2021

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Globe News Wire on May 18, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Skylight Health Announces $12 Million Bought Deal Public Offering of Common Shares

5.	Full Description of Material Change

On May 18, 2021 the Company announced that it had entered into an agreement with Raymond James Ltd., as sole bookrunner and co-lead underwriter and Stifel GMP as co- lead underwriter on behalf of a syndicate of underwriters (collectively the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,572,000 common shares of the Company (“Common Shares”) at a price of $1.40 per Common Share for gross proceeds of approximately $12 million (the “Offering”).

The Company has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part, at any time, and from time to time, for a period of 30 days following the closing of the Offering, to purchase at the Issue Price up to such number of an additional Common Shares as is equal to 15% of the number of Common Shares sold pursuant to the Offering.

The Company intends to use the net proceeds of the Offering to fund growth initiatives, including executing its M&A strategy, and for general corporate purposes.

The Common Shares will be offered by way of prospectus supplement filed in Alberta, British Columbia, Manitoba and Ontario to supplement the Company’s short form base shelf prospectus dated May 6, 2021.

The Offering is expected to close on or about May 26, 2021 and is subject to market and other customary conditions, including approval of the TSX Venture Exchange, and the entering into of an underwriting agreement between the Company and the Underwriters.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons” (as such term is defined under Regulation S under the U.S. Securities Act) absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Prad Sekar, CEO of Skyight Health Group Inc. at 1-855-874-4999.

9.	Date of Report

May 19, 2021